UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2023

Commission File Number: 001-38281

PHAXIAM Therapeutics S.A.

(Translation of registrant’s name into English)

60 Avenue Rockefeller

69008 Lyon France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-248953 and 333-259690) and registration statements on Form S-8 (File Nos. 333-222673, 333-232670, 333-239429, 333-255900 and 333-265927) of PHAXIAM Therapeutics S.A. (f/k/a ERYTECH Pharma S.A., “PHAXIAM” or the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Other Event

On September 18, 2023, PHAXIAM Therapeutics (the “Company”) expects to effect the previously announced reverse share split of the shares composing the Company’s share capital. The reverse share split involves the exchange of ten (10) existing shares with a par value of ten euro cents (€0.10) for one (1) new share with a par value of one euro (€1).

In connection with the reverse share split described above, The Bank of New York Mellon (“BNY Mellon”), depositary for the Company’s American Depositary Receipt (“ADR”) program, will effect a reverse stock split on such ADR program with an effective date of September 18, 2023. Effective September 18, 2023, ADR holders of the Company will be required on a mandatory basis to surrender their old ADR(s) to BNY Mellon for cancellation and exchange to receive one (1) new American Depositary Share (“ADS”) (CUSIP: 29604W207) for every ten (10) old ADSs (CUSIP: 29604W108). Holders of ADSs in the Direct Registration System or in brokerage accounts will have their ADRs automatically exchanged and need not take any action. No fraction of an ADS will be issued. BNY Mellon will attempt to sell any fractions and distribute the cash proceeds to ADR holders.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHAXIAM Therapeutics S.A.

Date: September 15, 2023	By:	/s/ Eric Soyer
Name: Eric Soyer
Title: Deputy Chief Executive Officer, Chief Financial Officer and Chief Operating Officer